14041548

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 8 2014
WASH, D.C.
194

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freedom Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Bishops Way, Suite 122

(No. and Street)

Brookfield	WI	53005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori Rastall 262-436-8730

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP

(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	Wisconsin	53226-3255
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori Rastall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freedom Investors Corporation, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

L BERGER
Notary Public
State of Wisconsin

Signature

Chief Compliance Officer/FINOP
Title

Notary Public

VICKI L BERGER
Notary Public
State of Wisconsin
My commission expires 2/19/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Freedom Investors Corp.
Brookfield, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Freedom Investors Corp. (Company), as of June 30, 2014 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 · Milwaukee, WI 53226-3255 · 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 ("Supplemental Schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
August 19, 2014
Milwaukee, Wisconsin

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Statement of Financial Condition
June 30, 2014

ASSETS

Current Assets:		
Cash and equivalents	$	64,513
Commissions receivable		13,301
Total current assets		77,814
Other Assets:		
Restricted cash and equivalents		2,010
Total assets	$	79,824

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Commissions payable	$	10,081
Accounts payable		20,773
Payroll taxes payable		6,037
Income taxes payable		24,000
Total current liabilities		60,891
Stockholder's Equity:		
Common stock		1,000
Additional paid in capital		92,384
Retained earnings (Deficit)		(74,451)
Total stockholder's equity		18,933
Total liabilities and stockholder's equity	$	79,824

The accompanying notes to financial statements are an integral part of these statements.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Statement of Income
Year Ending June 30, 2014

Operating Income:	
Commission income	$ 1,422,386
Miscellaneous operating income	80,800
Total operating income	1,503,186
Operating Expenses:	
Commissions	758,997
Payroll and payroll taxes	276,033
Management fees	145,028
Membership fees	45,271
Insurance	34,136
Accounting and legal	43,202
Banking charges	1,601
Other operating expenses	79,928
Total expenses	1,384,196
Income from operations	118,990
Other Income and Expenses:	
Miscellaneous income	4,916
Donations	(350)
Settlement distribution	(21,000)
Total other expenses	(16,434)
Income before income taxes	102,556
Provision for income tax	32,083
Net income	$ 70,473

The accompanying notes to financial statements are an integral part of these statements.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending June 30, 2014

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, July 1, 2013	$ 1,000	$ 92,384	$ (62,991)	$ 30,393
2014 Net income	-	-	70,473	70,473
2014 Income distribution	-	-	(81,933)	(81,933)
Balance, June 30, 2014	$ 1,000	$ 92,384	$ (74,451)	$ 18,933

The accompanying notes to financial statements
are an integral part of these statements.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Statement of Cash Flows
Year Ending June 30, 2014

Cash Flows from Operating Activities:		
Net income	$	70,473
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		(7,792)
Due from employee		8,241
Commissions payable		(19,273)
Accounts payable		15,976
Loan payable		(9,500)
Payroll taxes payable		2,502
Income taxes payable		9,392
Net cash provided by operating activities		70,019
Cash Flows From Financing Activities:		
Income distribution		(81,933)
Net decrease in cash and equivalents		(11,914)
Cash and equivalents, beginning of year		78,437
Cash and equivalents, end of year	$	66,523
Income taxes paid	$	21,456

The accompanying notes to financial statements are an integral part of these statements.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Notes to Financial Statements
June 30, 2014

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on November 25, 1988. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities and annuities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at June 30, 2014. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on experience relative to the population of accounts receivable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (August 19, 2014). There were no events requiring inclusion or disclosure.

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company's net capital and required net capital were $16,013 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 3.8 to 1.

3. Common Stock

Common stock consists of 2,500 authorized, 1,000 issued and outstanding no par value shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Related Party Transactions

The Company has entered into an agreement with its parent company to share office space and administrative services. Rent, office services and other overhead amounts are to be allocated based upon the agreement between the respective parties. The Company incurred a total of $145,028 for administrative expenses during the year.

The Company made income distributions of $81,933 though out the year to an affiliate.

6. Income Taxes

The Company files a consolidated United States and combined Wisconsin income tax return with its parent company, Freedom Securities Corp., and pays its share of the consolidated tax liability. The tax returns are filed using the accrual basis of accounting.

The Company is no longer subject to United States income tax examinations for years ending before June 30, 2011 and Wisconsin income tax examinations for years ending before June 30, 2010.

7. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. During the year FINRA completed an examination of the Company's compliance with certain regulatory and financial requirements. The examinations resulted in a number of issues that management is attempting to resolve. It is management's opinion that none of these issues will have a material effect on the Company's financial statements.

8. Revenue Concentrations

Approximately 56% of the Company's revenue was cleared through one company for the year ended June 30, 2014 which was derived from multiple representatives and multiple revenue sources.

9. Concentrations

The Company is subject to concentration of risk primarily from financial and economic conditions prevalent in investment markets. The ability of the Company to market their products to investors is directly influenced by these prevailing conditions to which the Company has no control.

10. Litigation

The Company retained legal-council throughout the year regarding arbitrations. During the year ending June 30, 2014 the Company entered into two settlement agreements resulting in $21,000 in payments of which $6,000 is payable at year-end. As of June 30, 2014 the remaining payments are due as follows:

Year Ended	Amount
2015	$ 4,000
2016	2,000
	$ 6,000

11. Statement of Financial Condition Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

**Computation of Aggregate Indebtedness
and Net Capital Under Rule 15c3-1**
June 30, 2014

Aggregate Indebtedness		
Accrued expenses	$	60,891
Total Aggregate Indebtedness	$	60,891
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	4,059
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	18,933
Deductions:		
Non-allowable accounts receivable		(910)
Other assets		(2,010)
Net Capital		16,013
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	11,013
Ratio of aggregate indebtedness to net capital		3.8 to 1

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of June 30):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	36,861
Net effect of audit adjustments		(22,073)
Net effect on non-allowable audit adjustments		1,225
Adjusted net capital	$	16,013

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Freedom Investors Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Freedom Investors Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

See Independent Auditors' Report

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Freedom Investors Corp.
Brookfield, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Freedom Investors Corp. (Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company, compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries [SIPC-6 and check disbursement], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting differences amounting to a decrease in net capital computation of $4,348;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare], noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [blotter reports and client daily general ledger] supporting the adjustments, noting an understatement of revenue on the SIPC-7 of $8,913 and an understatement of allowable deductions of $68,536 resulting in an over-assessment of $149; and

5. Compared the amount of overpayment, if any, and applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 · Milwaukee, WI 53226-3255 · 414-271-7800
www.rpb.biz

· We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

August 19, 2014
Milwaukee, Wisconsin

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FIC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 1,785.94
B. Less payment made with SIPC-6 filed (exclude interest) 2/11/14 Date Paid		(581.46)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,204.48
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of ______________, 20 _____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,499,189

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 600,534

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________ 184,281.

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 714,374

2e. General Assessment @ .0025 $ 1,785.94

(to page 1 line 2.A.)

RECEIVED
2014 SEP -2 PM 3:17
SEC / MR

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 28 2014
WASH, D.C.
194

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2014

TABLE OF CONTENTS

	Page
SEC Form X-17A-5	1 - 2
Independent Auditor's Report	3 - 4
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Stockholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 11
Computation of Aggregate Indebtedness and Net Capital	12
Independent Auditor's Report on Agreed-Upon Procedures	13 - 14
Form SIPC-7	15 - 16